                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 6)1

                         AMBASSADORS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   023178 10 6
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 12, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

------------------------                                 -----------------------
CUSIP No. 023178 10 6                 13D                     Page 2 of 10 Pages
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,085,796 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,351,202 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,351,202 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 023178 10 6                 13D                     Page 3 of 10 Pages
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,085,796 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,351,202 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,351,202 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 023178 10 6                 13D                     Page 4 of 10 Pages
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                MLF Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,085,796 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,085,796 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,085,796 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                 -----------------------
CUSIP No. 023178 10 6                 13D                     Page 5 of 10 Pages
------------------------                                 -----------------------

            The following constitutes Amendment No. 6 ("Amendment No. 6") to the
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule 13D").
Except as specifically amended by this Amendment No. 6, the Schedule 13D remains in full force and effect.

            Item 2 is amended in its entirety to read as follows:

Item 2.     Identify and Background.
            -----------------------

            This Schedule 13D is filed by MLF Investments, LLC ("MLFI"), Matthew
L. Feshbach and MLF Partners,  L.P. ("MLFP"), who act as a group with regards to certain aspects of shares of Common Stock.

            MLFI is a limited  liability  company,  organized and existing under the laws of the State of  Delaware.  The  principal  business of MLFI is private investment consulting and acting as the general partner of MLFP. MLFI's business address is 2401 West Bay Drive, Suite 124, Largo, Florida 33770.

            Matthew L. Feshbach is an individual  whose business address is 2401
West Bay Drive,  Suite 124, Largo,  Florida 33770.  His principal  occupation is managing member of MLFI. Mr. Feshbach is a United States citizen.

            MLFP (together with MLFI and Mr. Feshbach,  the "Reporting Persons")
is a limited  partnership  organized and existing under the laws of the State of
Delaware.  The  principal  business  of MLFP is private  investment  consulting.
MLFP's business address is 2401 West Bay Drive, Suite 124, Largo, Florida 33770.
The general partner of MLFP is MLFI.

            During the last five years,  none of MLFI, Mr.  Feshbach or MLFP has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In  addition,  during  the last five  years,  none of MLFI,  Mr.
Feshbach  or MLFP has  been a party to a civil  proceeding  of any  judicial  or administrative body of competent  jurisdiction as a result of which it or he was or is subject to a judgment,  decree, or final order enjoining future violations of,  or  prohibiting  or  mandating  activities  subject  to,  federal  or state securities laws or finding any violation with respect to such laws.

            Item 3 is amended in its entirety to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            As of September 17, 2003, MLFP  beneficially  owned 1,085,796 shares of Common Stock. Each of MLFI and Mr. Feshbach may be deemed to beneficially own
1,351,202 shares of Common Stock, consisting of 1,085,796 shares of Common Stock owned by MLFP and 265,406 shares of Common Stock owned by an account  managed by
MLFI.  The funds  used to  purchase  such  shares of Common  Stock came from the respective  working  capital  funds of MLFP and of the account  managed by MLFI.
Such shares of Common Stock were accumulated  through purchases made on the open market at an aggregate cost of approximately  $13,596,545,  including  brokerage commissions.  No part of the funds or other  consideration used to purchase such shares of Common  Stock was  borrowed or  otherwise  obtained for the purpose of acquiring, holding, trading, or voting the shares of Common Stock.

            Items 5(a) and (b) are amended in their entirety to read as follows:

            (a) The  aggregate  percentage  of Shares of Common  Stock  reported owned by each person named herein is based upon 9,912,130 shares of Common Stock outstanding  as of July 31, 2003 (as  reported in the  Company's  report for the quarter ended June 30, 2003 on Form 10-Q).

            (b) Each of the  Reporting  Persons  shares  the power to vote or to direct  the vote and the  power to  dispose  or to  direct  the  disposition  of
1,085,796  shares  of  Common  Stock,  or 11%  of the  shares  of  Common  Stock outstanding.  MLFI and Mr.  Feshbach  share the power to dispose of or to direct the disposition of an additional  265,406 shares of Common Stock, or 2.7% of the shares of Common Stock outstanding.

------------------------                                 -----------------------
CUSIP No. 023178 10 6                 13D                     Page 6 of 10 Pages
------------------------                                 -----------------------

            Item 5(c) is amended to add the following:

            (c) Schedule A hereto lists the transactions effected by each of the
Reporting  Persons  since the filing of Amendment  No. 5 to this  Schedule  13D.
Except where indicated,  all the transactions  were effected through open market purchases.

            Item 7 is hereby amended to add the following exhibit:

            Exhibit No. 2 -   Agreement to File Joint  Schedule 13D by and among
                              MLF Investments,  LLC, Matthew L. Feshbach and MLF
                              Partners, L.P., dated September 17, 2003.

               [The remainder of this page purposely left blank.]

------------------------                                 -----------------------
CUSIP No. 023178 10 6                 13D                     Page 7 of 10 Pages
------------------------                                 -----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2003               MLF Investments, LLC

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                        /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Matthew L. Feshbach

                                        MLF Partners, L.P.

                                        By: MLF Investments, LLC,
                                            General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

------------------------                                 -----------------------
CUSIP No. 023178 10 6                 13D                     Page 8 of 10 Pages
------------------------                                 -----------------------

                                   SCHEDULE A

         TRANSACTIONS IN THE SHARES OF COMMON STOCK SINCE THE FILING OF
                                 AMENDMENT NO. 5

A.   Transactions by MLFP

     Shares of Common Stock
          Purchased                   Price Per Share ($)       Date of Purchase
          ---------                   -------------------       ----------------

             5,000                         12.0800                 9/17/03
            22,800                         11.9930                 9/12/03
            19,669                         11.9992                 9/11/03
             5,331                         11.9770                 9/10/03
            25,000                         12.0886                 9/09/03
            12,500                         12.0000                 9/03/03
            23,500                         11.9000                 8/28/03

B.   Transactions by the Managed Account

     Shares of Common Stock
          Purchased                   Price Per Share ($)       Date of Purchase
          ---------                   -------------------       ----------------

            10,000                         11.9930                 9/12/03

------------------------                                 -----------------------
CUSIP No. 023178 10 6                 13D                     Page 9 of 10 Pages
------------------------                                 -----------------------

                                  Exhibit Index

                       Document                                             Page
                       --------                                             ----

1.   Agreement to File Joint  Schedule  13D,  dated June 17,                 --
     2002 (previously filed)

2.   Agreement  to File Joint  Schedule 13D by and among MLF                 10
     Investments, LLC, Matthew L. Feshbach and MLF Partners,
     L.P., dated September 17, 2003.

------------------------                                 -----------------------
CUSIP No. 023178 10 6                 13D                    Page 10 of 10 Pages
------------------------                                 -----------------------

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

            Pursuant to Regulation Section 240.13d-1(k)(1) promulgated under the
Securities  Exchange  Act of 1934,  the  undersigned  hereby agree that only one statement containing the information required on Schedule 13D need be filed with respect to beneficial  ownership by each of the  undersigned  of common stock of
Ambassadors  International,  Inc.,  and that  such  statement  shall be filed on behalf of each of them.

            This Agreement may be executed in any number of  counterparts,  each of which shall be deemed an original.

Dated: September 17, 2003               MLF Investments, LLC

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                        /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Matthew L. Feshbach

                                        MLF Partners, L.P.

                                        By: MLF Investments, LLC,
                                            General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member